October 7, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Field and Dietrich King

Re:	Black Diamond Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted August 23, 2019
File No. 377-02808

Dear Messrs. Field and King:

This letter is confidentially submitted on behalf of Black Diamond Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on August 23, 2019 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated September 18, 2019, addressed to David M. Epstein (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form S-1

Our pipeline, page 3

1.

Please refer to the “Discovery,” “Optimization” and “IND-enabling” columns. Please advise how “IND-enabling” differs from pre-clinical. Additionally, please advise what is the difference between “Discovery” and “Optimization.” To the extent you retain these columns rather than just “Discovery” and “Pre-Clinical” columns, please add detailed

United States Securities and Exchange Commission

October 7, 2019

footnotes to the table to explain each development phase clearly so that investors can appreciate the differences between the phases.

RESPONSE: The Company respectfully advises the Staff that it has revised the pipeline chart on pages 3 and 115 of Amendment No. 1.

2.

For the BDTX-189 row in the pipeline table, please remove the “in progress” bar from the Phase 1 column. In this regard, we note you disclose that you plan to start a combined Phase 1/2 clinical trial in the first half of 2020, which implies that Phase 1 testing has not yet commenced for this drug candidate. Please make a conforming revision to the pipeline table in the business section of the prospectus.

RESPONSE: The Company respectfully advises the Staff that it has revised the pipeline chart on pages 3 and 115 of Amendment No. 1.

Our BDTX-189 program, page 4

3.

Please refer to the included chart. We note your comparison to approved drugs, erlotinib and osimertinib. Please tell us on what basis you believe you are able to make these comparisons given your pre-clinical stage and the lack of any head-to-head clinical trials or, alternatively, delete these comparisons.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 125 of Amendment No. 1. The Company supplementally advises the Staff that, in the development of BDTX-189, the Company conducted head-to-head comparisons between BDTX-189 and each of erlotinib and osimertinib in in vitro models, as described on page 125 of Amendment No. 1 in the Company’s preclinical studies. Furthermore, the Company has included these comparisons because, in the development of next generation pharmaceutical compounds in drug development, it is common practice to conduct head-to-head comparisons in preclinical models that reflect the human disease. Prior to clinical trials, these head-to-head comparisons are essential because they inform researchers whether these new therapies have the potential to provide a greater clinical benefit over current treatments. In the Company’s preclinical studies, BDTX-189 showed greater, and more selective, inhibition of proliferation of certain oncogenic drivers and mutation activity when evaluated in vitro compared to erlotinib and osimertinib, and it is for those reasons that the Company believes its conclusions are appropriate.

Implications of being an emerging growth company, page 8

4.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

United States Securities and Exchange Commission

October 7, 2019

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and further advises the Staff that it will collect copies of any such materials from potential investors.

Use of proceeds, page 87

5.

We note that the net proceeds will be used to fund the clinical development of BDTX-189 to include your planned Phase 1/2 clinical trial. Please revise your disclosure to specify how far in the clinical development you expect to reach with the net proceeds.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once the Company files a future amendment which includes a preliminary price range and proposed aggregate offering size, it will revise its disclosure in the Use of Proceeds to address the Staff’s comment No. 5.

Critical accounting policies and significant judgments and estimates Stock-based compensation Determination of the fair value of common stock, page 108

6.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will supplementally provide the requested information once the estimated offering price range has been determined.

Choice of forum, page 181

7.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

United States Securities and Exchange Commission

October 7, 2019

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 186 and 187 of Amendment No. 1.

General

8.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

RESPONSE: The Company respectfully advises the Staff that Amendment No. 1 contains all of the graphic, visual or photographic material currently contemplated. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic material in the printed prospectus, it will provide proofs of such material to the Staff prior to its use.

* * * *

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1393.

Sincerely,

/s/ Robert E. Puopolo
Robert E. Puopolo, Esq.

cc:	David M. Epstein, Black Diamond Therapeutics, Inc.